EXHIBIT 8

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Subsidiaries as at December 31, 2011

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution services	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0
Telecoms Solutions, Inc., or TSI(a)	Mauritius	Mobile commerce platforms	—	—
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0
Smarthub Pte. Ltd. (formerly SmartConnect Holdings Pte. Ltd.), or SHPL:	Singapore	Investment company	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0
Blue Ocean Wireless, or BOW(b)	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	—
Telesat, Inc., or Telesat(c)	Philippines	Satellite communications services	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite(c)	Philippines	Satellite communications services	67.0	—
Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel(g)	Philippines	Cellular mobile services	—	70.2

Fixed Line
ePLDT, Inc., or ePLDT(d):	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—
ABM Global Solutions, Inc. (formerly BayanTrade, Inc.), or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5
Digital Paradise, Inc., or Digital Paradise(e)	Philippines	Internet services	—	—
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0
netGames, Inc., or netGames	Philippines	Customer relationship management	—	57.5
Level Up!, Inc., or Level Up!(f)	Philippines	Publisher of online games	—	—
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—
Smart-NTT Multimedia, Inc., or SNMI(c)	Philippines	Data and network services	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—
Digitel(g):	Philippines	Telecommunications services	70.2	—
Digitel Capital Philippines Ltd., or DCPL	British Virgin Islands	Telecommunications services	—	70.2
Digitel Information Technology Services, Inc. or DITSI	Philippines	Internet services	—	70.2
Pilipinas Global Network Limited, or PGNL	British Virgin Islands	International distributor of Filipino channels and content	60.0	—

BPO
SPi Global Holdings, Inc., or SPi Global(h):	Philippines	Investment company	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group(d)	Philippines	Knowledge processing solutions	—	100.0
SPi CRM, Inc., or SPi CRM(d)	Philippines	Customer relationship management	—	100.0
Infocom Technologies, Inc., or Infocom(d)	Philippines	Customer relationship management	—	99.6

Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment holding company	—	99.5

(a)	Dissolved on May 3, 2011.
(b)	In June 2011, the management and operations of BOW were sold by SHPL to Stratos BV, a third party.
(c)	Ceased commercial operations.
(d)	On December 6, 2011, SPi, SPi CRM and Infocom were transferred by ePLDT to SPi Global to support PLDT’s objective to grow the BPO segment.
(e)	On April 1, 2011, ePLDT sold its entire 75% equity interest in Digital Paradise.
(f)	On July 11, 2011, ePLDT sold its 57.5% interest in Level Up!.
(g)

On October 26, 2011, PLDT acquired 51.6% equity interest in Digitel. On December 8, 2011 PLDT exercised the conversion option on convertible and exchangeable bonds issued by Digitel and DCPL, respectively, for an aggregate of 4 billion Digitel common shares, increasing PLDT’s equity interest from 51.6% to 70.2%. At the end of the tender offer period on January 16, 2012, PLDT’s equity interest in Digitel increased from 70.2% to 98%. The acquisition of 51.6% equity interest in Digitel and mandatory tender offer were accounted for as linked transactions, and the acquisition of Digitel was treated as if 100% equity interest were obtained up to end of tender offer period where the actual remaining noncontrolling interest is determined. See Note 13 — Business Combinations — PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements in Item 18 for further discussion.

(h)

On July 25, 2011, SPi Global was sold by ePLDT to PLDT and reclassified as a holding company for BPO segment. ePLDT and its remaining subsidiaries were folded to the fixed line business of PLDT. See in Note 4 — Operating Segment Information to the accompanying consolidated financial statements in Item 18 for further discussion.